SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2006

                                 RADVISION LTD.
                              (Name of Registrant)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.


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                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION(R) Awarded Prestigious Frost & Sullivan Award dated October 30, 2006.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION(R) Awarded Prestigious Frost & Sullivan Award

Monday October 30, 11:00 am ET

Company Honored with Competitive Strategy Leadership Award for Consistent Growth and Market Success

FAIR LAWN, N.J.--(BUSINESS WIRE)--RADVISION (Nasdaq:RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, announced that global growth consulting company Frost & Sullivan has selected RADVISION as the recipient of the 2006 Frost & Sullivan Competitive Strategy Leadership Award for its significant gains in market share in 2005 and distinctive market strategies in the Asia Pacific videoconferencing infrastructure systems market.

The Frost & Sullivan award recognizes RADVISION's achievements in successfully sustaining growth in the region, with sales accounting for 20.9 percent of the total Asia-Pac market revenues in 2005, up 2.4 percent from the year before. RADVISION has emerged as the market leader in Hong Kong, South Korea and Taiwan in 2005, while holding the number two position in the overall Asia-Pac market. RADVISION's focus on strengthening its partnerships has allowed the company to stay highly competitive and increase its presence, particularly in Australia, Japan and China.

"The anticipation of stronger growth momentum in the desktop conferencing segment, particularly in key markets such as Japan, Australia, China, and India places RADVISION in a favorable position to strengthen its foothold in Asia Pacific," says Frost & Sullivan industry analyst Yen Yen Har.

RADVISION is the first company in Asia Pacific to extend the 3G video platform with the SCOPIA(TM) 3G Video Gateway, and according to Frost & Sullivan, the SCOPIA 3G offerings are expected to boost RADVISION's revenues in 3G-ready (http://www.radvision.com/Products/3GProductsApplications/) countries for the next two to five years. In addition, the SCOPIA (http://www.radvision.com/Products/Network/), Click to Meet(R) (http://www.radvision.com/Products/Desktop/) and iVIEW(TM) lines have gained remarkable acceptance in the price-sensitive markets of the region.

"Recognition by Frost & Sullivan further validates our significant investment in the growing Asia Pacific markets and we are extremely pleased to see our efforts bearing fruit," said Boaz Raviv, RADVISION CEO. "We are very proud to receive this award and we remain committed to our competitive strategy for this dynamic region."

About RADVISION

RADVISION (NASDAQ:RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.




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Contact:

RADVISION
Tsipi Kagan
Chief Financial Officer
201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, 516-320-6839
kristin@dukaspr.com
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                      (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  October 31, 2006